Filed Pursuant to Rule 424(b)(3)
File No. 333-131034

PROSPECTUS

349,468 SHARES

GERMAN AMERICAN BANCORP

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COMMON STOCK

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This prospectus covers 349,468 shares of our common stock, with accompanying preferred share purchase rights, that the selling stockholders named in this prospectus (and their pledgees, charitable donees, and estates, if any) may offer and sell. No securities are being offered or sold by us pursuant to this prospectus. The selling stockholders acquired the common stock directly from us in a private placement that was exempt from the registration requirements of federal and state securities laws. We will not receive any of the proceeds from the sale of these shares.

Our common stock is listed on The NASDAQ National Market under the symbol "GABC." On January 26, 2006, the most recent practicable date prior to the date of this Prospectus, the NASDAQ Official Closing Price for our common stock was $12.90 per share.

Persons selling shares under this prospectus may sell their shares from time to time, in market transactions or otherwise, in one or more transactions, at fixed prices, at prevailing market prices at the time of sale, or at prices negotiated with purchasers.

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings or deposit accounts or obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

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The date of this prospectus is January 27, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, utilizing a "shelf" registration statement. Under this shelf process, the selling stockholders named in this prospectus (and their pledgees, charitable donees, and estates, if any) may, from time to time, sell their shares of our common stock in one or more offerings. This prospectus provides you with a general description of the common stock being offered. You should read this prospectus, including all documents incorporated herein by reference, together with additional information described under the heading "Where You Can Find More Information" included elsewhere in this prospectus.

The registration statement that contains this prospectus and the exhibits to such registration statement, contain additional information about us and the securities being offered under this prospectus. You should read the registration statement and the accompanying exhibits for further information. The registration statement and exhibits can be read and are available to the public over the Internet at the SEC's website at http://www.sec.gov, and through a link to our SEC filings that we have included on the "Investors" page of our website at http://www.germanamericanbancorp.com, as described under the heading "Where You Can Find More Information" included elsewhere in this prospectus.

COMPANY OVERVIEW

German American Bancorp

711 Main Street, Box 810

Jasper, Indiana 47546

(812) 482-1314

We are a financial services holding company based in Jasper, Indiana. Our common stock is listed on the NASDAQ National Market under the symbol "GABC." We operate six affiliated community banks with 29 retail banking offices in the nine contiguous Southwestern Indiana counties of Daviess, Dubois, Gibson, Knox, Lawrence, Martin, Perry, Pike, and Spencer. We also operate a trust, brokerage and financial planning subsidiary, which operates from the banking offices of the bank subsidiaries, and two insurance agencies with five insurance agency offices throughout its market area. Our lines of business include retail and commercial banking, mortgage banking, comprehensive financial planning, full service brokerage and trust administration, title insurance, and a full range of personal and corporate insurance products. At September 30, 2005, our consolidated total assets were approximately $917.9 million, our consolidated total deposits were approximately $711.6 million and our consolidated total shareholders' equity was approximately $84.4 million. Although we have not yet determined and announced the amounts of our consolidated assets, deposits and shareholders' equity as of December 31, 2005, we expect that our assets, deposits, and shareholders equity will differ as of December 31, 2005, and will further differ as of the date of this Prospectus, on account of the results of our operations after September 30, 2005, the effects of our acquisitions of PCB Holding Company effective October 1, 2005 and of Stone City Bancshares, Inc., effective January 1, 2006, and our purchase of a block of our shares from a shareholder effective December 16, 2005. You may learn more about these two acquisitions and the block purchase transaction by reading our SEC reports that we filed after September 30, 2005. See "Incorporation Of Certain Documents By Reference" and "Where You Can Find More Information," included elsewhere in this prospectus.

SHARES OFFERED

We are registering for sale by the selling stockholders named in this prospectus (and their pledgees, charitable donees, and estates, if any) 349,468 shares of our common stock (including the preferred share purchase rights that attach to and trade with the shares of common stock) that they acquired directly from us in a private placement that was exempt from the registration requirements of federal and state securities laws. We are also registering for resale any additional shares of common stock which may become issuable with respect to the shares covered by this prospectus by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of outstanding shares of our common stock.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, including information incorporated into this document by reference, that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (referred to as the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (referred to as the Exchange Act), and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify these statements from our use of the words "may," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," "target" and similar expressions.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including among other things, changes in general economic and business conditions. For a discussion of our business and of certain risks associated with forward-looking statements that we have from time to time made in our SEC filings, see the section entitled "Business", including the subsection entitled "Forward-Looking Statements and Associated Risks," that is included in Item 1 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and the subsection entitled "Forward-Looking Statements and Associated Risks" in Part I, Item 2, of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, and similar cautionary statements concerning forward-looking statements that may be included in our future filings with the SEC that are incorporated by reference in this proxy statement/prospectus.

Because of these risks, assumptions and other uncertainties, our actual results, performance or achievements may be materially different from the results, performance or achievements indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. We are not undertaking an obligation to update these forward-looking statements, even though our situation may change in the future, except as required under federal securities law. We qualify all of our forward-looking statements by these cautionary statements.

Further information on other factors which could affect our financial condition, results of operations, liquidity or capital resources is included in our filings with the SEC, incorporated by reference into this prospectus. See "Where You Can Find More Information" included elsewhere in this prospectus.

USE OF PROCEEDS

The proceeds from the sale of shares offered pursuant to this prospectus are solely for the accounts of the persons who may sell such shares. Accordingly, we will not receive any proceeds from the sale of the shares covered by this prospectus.

SELLING STOCKHOLDERS

On October 25, 2005, we entered into an Agreement and Plan of the Reorganization (the "Merger Agreement") with Stone City Bancshares, Inc. ("Stone City"), which was joined in by all of the shareholders of Stone City, pursuant to which Stone City was merged with and into us effective January 1, 2006. As a result of this merger, we issued to Stone City's shareholders 349,468 shares of our common stock and paid approximately $6.4 million in cash to them in exchange for their Stone City stock. Giving effect to the issuance of the shares pursuant to this merger, we had 10,992,982 shares of common stock outstanding as of January 1, 2006.

We issued our shares to Stone City's shareholders in connection with the merger in reliance upon an exemption from registration under the Securities Act for transactions not involving any public offering, and we therefore did not register our issuance of these shares to those shareholders under that law. Pursuant to the Merger Agreement, however, we agreed with the Stone City shareholders to register with the SEC under the Securities Act their offers and sales of their shares of our stock received in the merger from time to time, subject to certain conditions. This prospectus is part of the registration statement that we have filed with the SEC for this purpose.

The following table lists the names of the selling stockholders, the number of shares of our common stock that were beneficially owned by each of them as of January 1, 2006, and the percentage of our common shares that were outstanding as of that date that was beneficially owned by each of them. As of January 1, 2006, each of the selling stockholders had the sole authority to vote the shares shown as beneficially owned by him or her and to sell them, and none of them had any right to acquire additional shares of our stock pursuant to any option or other contract, plan or arrangement. The selling stockholders may offer all, some or none of their shares of common stock pursuant to this prospectus. Therefore, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders after completion of this offering; although, in the event that the selling stockholders sell all of the shares of our common stock offered by this offering (and they acquire no additional shares of our common stock), they will hold no shares of our common stock after completion of this offering.

Selling Stockholders	Shares Beneficially Owned	Percent of Our Outstanding Shares(1)

Larry J. Carr	83,748	*
Gary C. Hilderbrand	120,970	1.1%
Carol J. Loehr	137,513	1.3%
Robert F. Richards	7,237	*

* Represents less than one percent.

Each of the selling stockholders was, at the time of the merger of Stone City with us, a director and/or officer of Stone City or of its bank subsidiary. None of the selling stockholders had any material relationship with us at any time prior to the merger. None of the selling stockholders currently has any material relationship with us, other than (a) as a result of the agreements that we made with them as part of the merger agreement with Stone City with respect to our registration under the Securities Act of their offers and sales of our common shares and other matters, (b) Mr. Richards, who is the president of Stone City Bank of Bedford, Indiana (one of our bank subsidiaries which we acquired in our merger with Stone City) and a member of its board of directors, and (c) certain contracts that we or Stone City Bank have with certain of the selling stockholders with respect to compensation earned by them during the term of their prior employments with Stone City or Stone City Bank.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, charitable donees, and estates may, from time to time, sell any or all of their shares of our common stock on any market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. Stockholders selling shares of our common stock under this prospectus may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	privately negotiated transactions;
•	short sales;
•	sales by broker-dealers pursuant to an agreement with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of German American common stock owned by them in order to secure obligations that they may have to lenders or others, and, if they default in the performance of their secured obligations, the pledgees or secured parties may (subject to the execution and delivery of an agreement by such pledgee or secured party with respect to compliance with law, as described below) offer and sell shares of German American common stock from time to time under this prospectus, or under an amendment or supplement to this prospectus amending the list of selling stockholders to include the pledgees or secured parties as selling stockholders under this prospectus.

In addition, upon being notified in writing by a selling stockholder that a charitable organization qualified under Section 501(c) of the Internal Revenue Code of 1986 to which a selling stockholder has donated shares intends to sell our common stock, German American will (subject to the execution and delivery of an agreement by such donee with respect to compliance with law, as described below) file a supplement to this prospectus if then required in accordance with applicable securities law.

Upon being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock through a block trade, special offering, or secondary distribution or purchase by a broker or dealer, German American will (subject to the execution and delivery of an agreement by such broker-dealer with respect to compliance with law, as described below) file a supplement to this prospectus, if required, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares are sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.

German American may require any pledgee, charitable donee, estate, or broker-dealer that desires to make offers and sales of shares under this prospectus to execute and deliver an agreement satisfactory to German American (similar to the agreements that the selling stockholders have with German American) concerning their compliance with the Securities Act as a condition to German American’s permitting such offers and sales or its amending or supplementing this prospectus in respect of those offers and sales.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has represented and warranted to German American that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock.

German American has advised the selling stockholders that they are required to comply with Regulation M promulgated under the Exchange Act during such time as they may be engaged in a distribution of the shares.

German American will pay all fees and expenses incident to its registration of the offer and sale of the shares pursuant to the registration statement of which this prospectus is a part. German American will not pay any fees and expenses incurred by or on behalf of any of the selling stockholders or other third parties, or any compensation that may be due to any broker-dealer or agent in connection with the sale by such persons of the shares of our common stock under this prospectus or otherwise.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this prospectus, except for any information superseded by information in this prospectus.

This prospectus incorporates by reference the documents set forth below that we have filed (excluding portions of any Form 8-K reports that specify that they have not been "filed" but rather have been "furnished") previously with the SEC (under our SEC File No. 001-15877, unless otherwise indicated):

•	our Annual Report on Form 10-K for the year ended December 31, 2004, as amended;
•	our proxy statement in connection with its 2005 annual meeting of shareholders filed with the SEC on March 29, 2005;
•	our Current Report on Form 8-K filed with the SEC on March 22, 2005;
•	our Current Report on Form 8-K filed with the SEC on March 23, 2005;
•	our Current Report on Form 8-K filed with the SEC on April 7, 2005;
•	our Current Report on Form 8-K filed with the SEC on May 2, 2005;
•	our Current Report on Form 8-K filed with the SEC on May 4, 2005;
•	Amendment No. 1 to our Current Report on Form 8-K filed with the SEC on May 4, 2005, which amended our Current Report on Form 8-K filed with the SEC on September 28, 2004;
•	our Current Report on Form 8-K filed with the SEC on May 24, 2005;
•	our Current Report on Form 8-K filed with the SEC on June 28, 2005;
•	our Current Report on Form 8-K filed with the SEC on August 2, 2005;
•	our Current Report on Form 8-K filed with the SEC on September 30, 2005;
•	our Current Report on Form 8-K filed with the SEC on October 4, 2005;
•	our Current Report on Form 8-K filed with the SEC on October 31, 2005;
•	our Current Report on Form 8-K filed with the SEC on November 3, 2005;
•	our Current Report on Form 8-K filed with the SEC on December 13, 2005;
•	our Current Report on Form 8-K filed with the SEC on December 16, 2005;
•	our Current Report on Form 8-K filed with the SEC on December 30, 2005;
•	our Current Report on Form 8-K filed with the SEC on January 4, 2006;
•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;
•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005;
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the description of our common stock and preferred stock included under the heading "Description of German American Capital Stock" in the Prospectus/Proxy Statement contained in our Registration Statement on Form S-4 (File No. 333-16331) filed November 11, 1996, as amended; and

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the description of our preferred share purchase rights (which are attached to our common stock and trade with them) and related Series A preferred shares included under the heading "Description of our Equity Securities" in the Prospectus/Proxy Statement contained in our Registration Statement on Form S-4 (File No. 333-126704) filed July 19, 2005, as amended.

We also incorporate by reference all documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (a) after the initial filing date of the registration statement of which this prospectus is a part and before the effectiveness of the registration statement and (b) after the effectiveness of the registration statement and before the filing of a post-effective amendment that indicates that the securities offered by this prospectus have been sold or that deregisters the securities covered by this prospectus then remaining unsold. The most recent information that we file with the SEC automatically updates and supersedes older information. The information contained in any such filing will be deemed to be a part of this prospectus, commencing on the date on which the document is filed.

You may request a copy of the information incorporated by reference (other than exhibits to such information, unless such exhibits are specifically incorporated by reference into any such information), at no cost, by writing or telephoning us at the following address:

German American Bancorp

Attention: Terri Eckerle

711 Main Street, Box 810

Jasper, Indiana 47456

(812) 482-1314

EXPERTS

Our consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, which are incorporated by reference in this prospectus, have been audited by Crowe Chizek and Company LLC, an independent registered public accounting firm, as set forth in their report incorporated by reference herein. Such consolidated financial statements are incorporated in this prospectus by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC's website at www.sec.gov, and through a link to the SEC's website that is included on our website at www.germanamericanbancorp.com. You may also read and copy any document we file with the SEC at its public reference room located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 100 F Street, N.E., Room 1580, Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities.

We filed with the SEC a registration statement on Form S-3 under the Securities Act to register our shares of common stock being offered by and for the account of the selling stockholders. This prospectus is a part of that registration statement. As permitted by the SEC rules, this prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.